Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of November, 2006

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	3Q06 Earnings Release, November 8, 2006

Item 1

São Paulo, November 8th, 2006 - Ultrapar Participações S.A. (BOVESPA: UGPA4 / NYSE: UGP), a company engaged in the distribution of LPG (Ultragaz), production of chemicals (Oxiteno), and logistics for chemical products and fuels (Ultracargo), hereby reports the results for the third quarter of 2006.

IR Contact E-mail: invest@ultra.com.br Telephone: 55 11 3177-6695 Website: www.ultra.com.br		The company reported a 25% increase in EBITDA in the 3Q06, resuming year-over-year growth. This performance was the result of commercial initiatives taken by Oxiteno and Ultragaz’s distribution structure review.

Results Conference Call
National
Date: November 13, 2006
9.30 am (US EST)
Telephone: 55 11 2101-4848
Code: Ultrapar
International
Date: November 14, 2006
9.00 am (US EST)
Participants in Brazil: 0-800-891-3951
Participants in the U.S.: 1-800-418-6854
Participants in other countries: 1 (973) 935-8893
Code: Ultrapar or 7964272	➢	CONSOLIDATED EBITDA AMOUNTED TO R$ 158 MILLION IN 3Q06, 25% AND 16% HIGHER THAN IN 3Q05 AND 2Q06, RESPECTIVELY

	➢	CONSOLIDATED NET EARNINGS AMOUNTED TO R$ 89 MILLION IN 3Q06, UP 32% AND 1% ON 3Q05 AND 2Q06, RESPECTIVELY

	➢	A US$ 320 MILLION ORGANIC EXPANSION PLAN HAS BEEN APPROVED AT OXITENO, WHICH SHOULD INCREASE THE COMPANY’S REVENUES BY US$ 350 MILLION AT FULL CAPACITY

Ultrapar Participações S.A. UGPA4 = R$ 38.40 / share UGP = US$ 17.74 / ADR (09/30/06)

“Twenty five years ago I took over the role of Chief Executive Officer of Ultrapar, with a view to construct a group of solid companies, committed to their customers, with highly qualified professional staff. As a consolidation of this process, from January 1st , 2007 I will be leaving the post of Chief Executive Officer of Ultrapar, which will be taken over by Mr. Pedro Wongtschowski, in order to dedicate myself exclusively to the role of Chairman of the Board. The new CEO will have the responsibility to continue to grow our businesses on a sustainable basis. This movement reinforces our commitment with the continuous improvement of our Corporate Governance.”

Paulo G. A. Cunha – CEO

Summary of the Third Quarter 2006

Profit and Loss Data Ultrapar Consolidated	3Q06	3Q05	2Q06	Δ(%) 3Q06v3Q05	Δ(%) 3Q06v2Q06	9M06	9M05	Δ(%) 9M06v9M05

Net Sales and Services	1,295	1,229	1,197	5%	8%	3,590	3,568	1%
Gross Profit	265	220	237	21%	12%	701	729	(4%	)
Operating Profit	112	79	90	41%	24%	261	320	(19%	)
EBITDA	158	127	136	25%	16%	401	459	(13%	)
Net Earnings	89	67	88	32%	1%	234	257	(9%	)
Earnings per Share*	1.09	0.83	1.08	32%	1%	2.87	3.23*	(11%	)
Amounts in R$ million (except EPS)
*Based on the weighted average of the number of shares during the period

Operational Data Ultragaz	3Q06	3Q05	2Q06	Δ(%) 3Q06v3Q05		Δ(%) 3Q06v2Q06	9M06	9M05	Δ(%) 9M06v9M05

Total volume (‘000 tons)	408	409	393	(1%	)	4%	1,156	1,153	0%
Bottled	281	281	271	0%		4%	792	784	1%
Bulk	127	128	122	(1%	)	4%	364	369	(1%	)

Operational Data Oxiteno	3Q06	3Q05	2Q06	Δ(%) 3Q06v3Q05		Δ(%) 3Q06v2Q06	9M06	9M05	Δ(%) 9M06v9M05

Total volume (‘000 tons)	149	148	134	1%		11%	413	404	2%
Sales in Brazil	109	101	94	8%		16%	290	272	7%
Sales outside Brazil	40	47	40	(14%	)	0%	122	132	(8%	)

Operational Data Ultracargo	3Q06	3Q05	2Q06	Δ(%) 3Q06v3Q05		Δ(%) 3Q06v2Q06		9M06	9M05	Δ(%) 9M06v9M05

Effective storage (‘000 m3)[1]	247	226	235	9%		5%		236	215	10%
Total kilometrage (million)	10.0	13.5	11.4	(26%	)	(12%	)	34.1	39.7	(14%	)
1 monthly average

Macroeconomic Indicators	3Q06	3Q05	2Q06	Δ(%) 3Q06v3Q05		Δ(%) 3Q06v2Q06		9M06	9M05	Δ(%) 9M06v9M05

Exchange rate - average (R$/US$)	2.1713	2.3428	2.1852	(7%	)	(1%	)	2.1842	2.4966	(13%	)
Brazilian basic interest rate (CDI)	3.5%	4.7%	3.6%					11.5%	14.1%
Inflation in the period (IPCA)	0.5%	0.8%	0.1%					2.0%	4.0%

Highlights

➢	The succession of Ultrapar's Chief Executive Officer – In a market communiqué published on October 16th, Ultrapar announced that Paulo G. A. Cunha, the company's current Chief Executive Officer, will be succeeded by Pedro Wongtschowski from January 1st, 2007. The appointment of Pedro Wongtschowski to this post represents the final consolidation of the professionalization process of Ultrapar, begun in 1984 and which now focuses basically on the sustainable growth of the group's businesses. Pedro Wongtschowski began his professional career at Oxiteno, where he is currently the Chief Executive Officer. In addition, he has been a member of the Executive Board of Ultrapar since 1985. After this succession, Paulo G. A. Cunha will act solely as Ultrapar’s Chairman of the Board of Directors, a position he occupies together with his role as Chief Executive Officer since 1998. For the position of Chief Executive Officer at Oxiteno, Ultrapar has nominated João Benjamin Parolin, currently the sales director of that company.

➢	New ethylene supply arrangement and investment in expansion projects – On August 17th, Ultrapar announced the signing of a "Memorandum of Understanding", altering the ethylene supply contract between Braskem and Oxiteno and ruling new ethylene supply conditions up to 2021. The “Memorandum of Understanding” foresees a 265,000 tons/year ethylene volume, an increase of 68,000 tons/year in relation to the previous contracted volume, entirely available from 2009. Oxiteno will already have access to an additional 13 thousand ton/year of ethylene in 2007 and 2008. With this additional ethylene, Ultrapar plans to expand its ethylene oxide and specialty chemicals production capacity at Oxiteno's unit in Camaçari, in the state of Bahia, with investments estimated at US$ 90 million and startup scheduled for 2009. This expansion shall produce additional revenues of approximately US$ 150 million/year when running at full capacity. The investment in the Camaçari is part of Oxiteno's expansion plan, with investments of US$ 320 million from 2006 to 2009. This investment plan is already being implemented and includes the new fatty alcohol plant, the ethylene oxide production capacity expansion at Mauá plant and the specialty chemicals production capacity expansion, previously announced. When running at full capacity, these investments should increase Oxiteno's revenues by US$ 350 million.

Ultrapar in the Macroeconomic Scenario

During the third quarter of 2006, the Brazilian economy continued its trend of moderate growth, in relation to 2005, benefiting from the increase in the disposable income of the Brazilian population and exports. However, this moderate growth was not distributed evenly across Brazil's various regions. While the states in the South and Central West, heavily dependent on agriculture, suffered from the appreciation in the Real and the consequent drop in economic activity, states with a strong mineral extraction industry showed higher growth as a result of external demand. In the retail commerce segment, growth was concentrated principally in the North and Northeast, driven by social and income transfer programs.

At Ultragaz, capturing the benefits arising from its distribution structure review was the main reason for the continued recovery in profitability, expressed in EBITDA/ton, which rose 11% and 69%, compared to 2Q06 and 3Q05, respectively. EBITDA at Ultragaz in 3Q06 amounted to R$ 89 million, up 15% compared to 2Q06, and up 68% compared to the same period in 2005.

At Oxiteno, commercial initiatives and the development of new products and applications resulted in market share gains and an improvement in the sales mix - with a higher proportion of specialty chemicals and sales to the domestic market. These initiatives neutralized the negative effects of the rise in the cost of ethylene – due to the increase in the oil price – and the appreciation of the Real between the two periods. EBITDA at Oxiteno amounted to R$ 59 million, in line with the EBITDA of R$ 60 million in 3Q05, and up 27% on 2Q06.

Ultracargo continued to focus efforts on improving its customer portfolio in the transport segment, concentrating on services with a higher aggregate value and discontinuing some operations. Consequently, despite an increase in operations at the Santos Terminal, EBITDA - which amounted to R$ 9 million in 3Q06 - was negatively impacted by the additional expense of discontinuing certain operations.

In this context, Ultrapar reported in the 3Q06 consolidated EBITDA of R$ 158 million, up 25% and 16% on 3Q05 and 2Q06, respectively, largely as a result of the management initiatives by the company, consolidating the resumption in growth. Net earnings amounted to R$ 89 million, 32% higher than the net earnings in 3Q05, and in line with the net earnings reported in 2Q06.

Operational Performance

Ultragaz – The Brazilian LPG market in 3Q06 was practically unchanged compared to the same period in 2005, with the continuing improvement in the Brazilian population disposable income being offset by the anticipation of demand buildup in 2Q06, as a result of the uncertainties related to the natural gas supply from Bolivia. Compared to 2Q06, the market experienced a 3% growth, due to the seasonally stronger sales in 3Q06. For the first nine months of this year, market growth amounted to 1%.

Ultragaz's sales volume in the bottled gas segment amounted to 281,000 tons, flat compared to 3Q05 and in line with market performance. In the bulk segment, there was a drop of 1,500 tons in the volume sold, due to the loss of a large industrial client reported in 2Q06. Ultragaz’s total sales volume in 3Q06 amounted to 408,000 tons, down 0.5% on 3Q05 – slightly lower than the performance of the market, as a result of the loss of the above mentioned industrial client.

Compared to 2Q06, Ultragaz's sales volume was up 4%, basically due to the seasonal difference between the two periods. In the first nine months of this year, Ultragaz’s sales volume totaled 1,156,000 tons, stable versus the same period in 2005.

Oxiteno - Total sales volume in 3Q06 amounted to 149,000 tons, up 1% on 3Q05. Despite the modest growth in total sales volume, specific commercial initiatives taken by Oxiteno and the improved performance in certain segments of the economy resulted in expansion of 8% in the domestic market, generating a better geographical sales mix as well as an improved product mix. Sales volume in the domestic market totaled 109,000 tons, with the improvements spread across the various segments served by Oxiteno, however with particular emphasis on the building and agrochemical sectors. In the international market, the volume sold was 14% lower than in 3Q05, due to the reduced availability of products as a result of the increased sales in the domestic market.

Compared to 2Q06, Oxiteno recorded an 11% increase in total volume, due to the seasonally stronger sales and the commercial initiatives of the company, which resulted in sales growth in 3Q06 in the domestic market. In the first nine months of this year, accumulated sales volume amounted to 413,000 tons, up 2% on the volume sold in 9M05, with volume expanding by 7% in the domestic market and retracting by 8% in the international market.

Ultracargo – Average storage volumes at Ultracargo in 3Q06, measured in cubic meters, were 9% higher than in 3Q05, and up 5% on 2Q06, basically due to the increased capacity utilization at the Santos Terminal, inaugurated in July 2005. In the transport segment, total kilometrage traveled was down 26% and 12% compared to 3Q05 and 2Q06, respectively, as a result of the decision to discontinue certain lower aggregate value operations.

In the first nine months of this year, Ultracargo's average storage volume measured in cubic meters was up 10% compared to the same period in 2005, while average kilometrage traveled was down 14%.

Economic - Financial Performance

Net Sales and Services – Ultrapar's net consolidated sales and services in 3Q06 amounted to R$ 1,295 million, up 5% and 8% over 3Q05 and 2Q06, respectively. In the first nine months of this year, Ultrapar's net sales and services amounted to R$ 3,590 million, up 1% on the same period in 2005.

Ultragaz – Net sales and services at Ultragaz amounted to R$ 817 million in 3Q06, up 6% over 3Q05, principally as a result of the benefits arising from the company's distribution structure review and the improved sales mix in the bulk segment. Compared to 2Q06, there was a 5% increase, basically as a result of the seasonal increase in sales volume. In the first nine months of 2006, Ultragaz’s net sales amounted to R$ 2,292 million, up 5% on the same period in 2005.

Oxiteno – Oxiteno reported net sales and services of R$ 435 million in 3Q06, up 6% over 3Q05, due principally to (i) a better sales mix, with an increased proportion of specialty chemicals and sales to the domestic market, (ii) the improvement in the international price of glycols, resulting from delays in the startup of new plants in the Middle-East and (iii) extraordinary revenues of R$ 3.3 million. In comparison with 2Q06, net sales and services were up 17%, basically as a result of a seasonal increase in sales volume. In the first nine months of this year, net sales and services amounted to R$ 1,162 million, down 7% on 9M05, basically as a result of the appreciation in the Brazilian Real between the two periods.

Ultracargo – Ultracargo reported net sales and services of R$ 55 million in 3Q06, down 10% and 6% compared to 3Q05 and 2Q06, respectively. Despite the increase in sales due to the increased volume handled at the Santos Terminal, there was a reduction in transport sales, due to the lower kilometrage traveled in 3Q06. In the first nine months of this year, Ultracargo's net sales and services amounted to R$ 172 million, almost unchanged on the same period a year earlier.

Cost of Sales and Services – Ultrapar’s cost of sales and services amounted to R$ 1,030 million in 3Q06, up 2% and 7% on 3Q05 and 2Q06, respectively. For September year-to-date, Ultrapar's cost of sales and services amounted to R$ 2,889 million, a 2% increase compared to the same period in 2005.

Ultragaz – Ultragaz’s cost of sales and services amounted to R$ 673 million in 3Q06. Despite the salary increase as a result of the annual collective wage agreements, cost of sales and services remained practically unchanged as a result of the slight drop in volume and cost reduction initiatives associated with the company's distribution structure review. Compared to 2Q06, the cost of sales and services was up by 3%, due basically to the 4% increase in volume sold. In the first nine months of this year, the company's cost of sales and services amounted to R$ 1,919 million, up 2% on the same period in 2005.

Oxiteno – The cost of sales and services at Oxiteno amounted to R$ 333 million, up 8% on 3Q05, basically as a function of (i) a 21% increase in the unit cost of ethylene in dollar terms and (ii) the increased volume of specialty chemicals, raising the cost of other raw materials, both partially offset by the 7% appreciation in the Real. Compared to 2Q06, there was an increase of 17% in the company's cost of sales and services due to an 11% rise in volume sold, added to the 14% increase in the unit cost of ethylene in dollars. The cost of sales and services at Oxiteno over the first nine months of this year amounted to R$ 897 million, 2% higher than in the same period in 2005.

Ultracargo – The cost of services provided by Ultracargo amounted to R$ 36 million in 3Q06, down 11% and 2% compared to 3Q05 and 2Q06, respectively, due to a drop in costs in the transport segment driven by the lower kilometrage traveled, partially offset by the cost increase related to the increased storage operations. In the first nine months of this year, the company's total cost of services provided was down 3% on the same period in 2005.

Sales, General and Administrative Expenses – Ultrapar's sales, general and administrative expenses amounted to R$ 154 million, up 9% and 5% compared to 3Q05 and 2Q06, respectively. For the first nine months of this year, sales, general and administrative expenses amounted to R$ 442 million, an increase of 8% over the same period in 2005.

Ultragaz – Sales, general and administrative expenses at Ultragaz totaled R$ 83 million in 3Q06, up 13% over 3Q05, basically as a result of (i) salary increases arising from annual collective wage agreements and (ii) a higher level of variable remuneration, in line with the improvement in earnings. Compared to 2Q06, sales, general and administrative expenses were up 4%, basically because of higher sales expenses driven by the 4% increase in volume sold, as well as higher variable remuneration expenses. For the first nine months of this year, sales, general administrative expenses were 9% higher than in the same period in 2005.

Oxiteno – Sales, general and administrative expenses at Oxiteno totaled R$ 55 million in 3Q06, up 5% and 7% on 3Q05 and 2Q06, respectively. Administrative expenses amounted to R$ 31 million, up 14% and 7% on 3Q05 and 2Q06, respectively, basically due to: (i) R$ 1.8 million in extraordinary expenses and (ii) increased personnel expenses compared to 3Q05, as a result of salary adjustments arising from the annual collective wage agreement. Sales expenses were down 6% on 3Q05, due to a reduction in international freight expenses, driven by lower exports. In relation to 2Q06, there was an 8% increase in sales expenses, basically due to the 11% rise in volume sold - partially offset by the lower proportion of exports, as a percentage of total volume. For the first nine months of the year, sales, general and administrative expenses were 1% higher than in the same period in 2005.

Ultracargo – Ultracargo's sales, general and administrative expenses totaled R$ 18 million in 3Q06, up 5% compared to 3Q05, as a result of the rise in administrative expenses, due to (i) the increase in personnel expenses, largely because of the salary adjustments arising from the annual collective wage agreements; and (ii) the extraordinary expenses related to the discontinuing of certain transport operations. Compared to 2Q06, SG&A expenses saw a slight drop of 1%. For the nine months ended in September 2006, Ultracargo's sales, general and administrative expenses amounted to R$ 54 million, 22% up on the same period in 2005.

EBITDA – Ultrapar reported consolidated Earnings Before Interest, Depreciation and Amortization (EBITDA) of R$ 158 million in 3Q06, up 25% and 16% on 3Q05 and 2Q06, respectively. EBITDA accumulated in the first nine months of 2006 amounted to R$ 401 million, 13% down on the same period in 2005.

Ultragaz – Ultragaz reported EBITDA of R$ 89 million in 3Q06, up 68% on 3Q05 - as a result of the benefits arising from the company's distribution structure review. Compared to 2Q06, EBITDA was up 15%, also reflecting seasonally stronger sales in 3Q06. In the first nine months of this year, Ultragaz's EBITDA amounted to R$ 222 million, 38% higher than in the same period in 2005.

Oxiteno – EBITDA at Oxiteno totaled R$ 59 million in 3Q06, practically unchanged on 3Q05. Commercial initiatives and a better performance in some segments of the market resulted in market share gains and an improved sales mix -both in geographical and product terms, neutralizing the negative effects of the appreciation in the Brazilian Real and the behavior in the price of ethylene. Compared to 2Q06, EBITDA was up 27%, principally due to the higher seasonal sales in the domestic market and the improved price of glycol in the international market. EBITDA for the first nine months of this year totaled R$ 146 million, down 44% compared to the same period in 2005.

Ultracargo – Ultracargo reported EBITDA of R$ 9 million, down 30% and 20%, compared to 3Q05 and 2Q06, respectively. Despite increased operations at TIS, extraordinary expenses arising from the discontinuation of some transport operations negatively impacted Ultracargo's EBITDA in 3Q06. In the first nine months of this year Ultracargo's EBTIDA amounted to R$ 29 million, 20% lower than the EBITDA for the same period in 2005.

Financial Result – Ultrapar's financial result in 3Q06 amounted to expenses of R$ 3 million, practically unchanged on 3Q05.

Net Earnings – The Company's consolidated net earnings in 3Q06 amounted to R$ 89 million, up 32% on 3Q05 and flat in relation to 2Q06. Net earnings in 2Q06 benefited from a positive non-recurring item of R$ 27 million in the financial result, related to the winning of a lawsuit against the federal tax authorities related to the payment of PIS and COFINS. Excluding this non-recurring item, Ultrapar’s net earnings were 45% higher compared to 2Q06. For the first nine months of the year, net earnings amounted to R$ 234 million, down 9% on the net earnings reported in the same period in 2005.

Investments – Total investments (CAPEX) in the quarter amounted to R$ 77 million:

  At Ultragaz, investments were focused in the replacement and acquisition of cylinders and tanks for the bottled and small bulk segments (UltraSystem).

  At Oxiteno, investments were mainly focused on expanding production capacity, particularly the building of the new fatty alcohols plant, and expanding the production capacity of specialty chemicals and ethylene oxide at the plant in Mauá.

  Capital expenditures at Ultracargo were mainly on expanding the Suape terminal, the construction of an integrated rail and road storage facility for solid products at Camaçari and on the expansion of the Aratu terminal for the storage of palm kernel oil.

Ultrapar in the capital markets

During 3Q06, the shares of Ultrapar appreciated by 13%, while the Ibovespa and the IBX indexes remained practically unchanged. For the year-to-date, the shares of Ultrapar have appreciated by 18%, while the Ibovespa and the IBX have appreciated by 9% and 11%, respectively. Ultrapar's average daily trading volume in 3Q06 amounted to R$ 3.9 million, down 27% compared to 3Q05, when the trading volume was still under the positive influence of the follow-on offering carried out in April 2005.

Outlook

The new ethylene supply agreements and the investments in production expansion at Oxiteno should result in a significant improvement in the company's earnings over the next few years, with the addition of approximately US$ 350 million/year to current net sales. Additionally, the improvements forecasted as a result of the distribution structure review at Ultragaz' remain unaltered, leading to growth in the next year. For Ultracargo, we have a bold growth plan ahead of us, with the definition of a new way of operating and the consolidation of the company's strategic position in the logistic market for special bulk cargo. As a result of these initiatives, the growth path ahead is drawn, and may be further leveraged through acquisitions.

Forthcoming Events

Conference call/ Webcast and APIMEC meeting for market analysts: November 13th & 14th, 2006

Ultrapar will be holding a meeting for market analysts (APIMEC) in São Paulo on November 13th, 2006, and an international conference call on November 14th, 2006. These events will comment on the company's performance in the third quarter of 2006 and its future outlook. The presentation will be available for download on the company's web site one hour before the start of the conference calls.

November 13, 2006
National (audio transmission of presentation to market analysts): 12:30 p.m. (Brasília time)
Telephone number for registration (by November 10, 6 p.m.): 55 11 2101-4848 Address for registration: conferencecall@wittel.com.br
Code: Ultrapar
For connection please call 5 minutes before the conference call on telephone number 55 11 2101-4848

International November 14, 2006: 12-midday (Brasilia time)/ 9 a.m. (Eastern Standard Time, New York)
Participants in Brazil: 0-800-891-3951
Participants in US: 1-800-418-6854
International participants: +1 (973) 935-8893
Code: Ultrapar or 7964272

WEBCAST live by Internet on site www.ultra.com.br. Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such forecasts merely reflect the expectations of the Company management. Phrases and words such as “it is believed”, “it is expected”, “it is planned”, “strategy”, “prospects”, “envisaged”, “it is estimated”, “projected”, “it is anticipated”, “may” and other words with similar significance, are to be understood as preliminary declarations of future forecasts and estimates. Such declarations are subject to risks and uncertainties, which may or may not be predicted by the Company, and could mean that the actual results are significantly different from those forecast. Therefore, the reader should not base his/her decisions only on the basis of these estimates.

Operational and Market Information

Financial focus	3Q06	3Q05	2Q06	9M06	9M05

Ultrapar - EBITDA margin	12%	10%	11%	11%	13%
Ultrapar - Net Margin	7%	5%	7%	7%	7%

Productivity	3Q06	3Q05	2Q06	9M06	9M05

Ultragaz - EBITDA R$/ton	219	130	197	192	139
Oxiteno - EBITDA R$/ton	393	403	345	353	639

Focus on Human Resources	3Q06	3Q05	2Q06	9M06	9M05

Number of employees: Ultrapar	6,838	7,031	6,905	6,838	7,031
Number of employees: Ultragaz	4,360	4,522	4,273	4,360	4,522
Number of employees: Oxiteno	1,249	1,185	1,248	1,249	1,185
Number of employees: Ultracargo	1,014	1,107	1,171	1,014	1,107

Focus on Capital Markets	3Q06	3Q05	2Q06	9M06	9M05

Quantity of Shares (million)	81,325	81,325	81,325	81,325	81,325
Market Value[1] – R$ million	2,906	3,134	2,936	2,870	3,415

Bovespa
Average Daily Volume (’000 shares)	55,730	78,689	58,656	62,432	84,738
Average Daily Financial Volume (R$ ’000)	1,989	3,033	2,092	2,194	3,558
Average Share Price (R$ / ’000 shares)	35.7	38.5	35.7	35.2	41.9

NYSE
Quantity of ADRs[2] (‘000 ADRs)	11,795	10,161	11,652	11,795	10,161
Average Daily Volume (ADRs)	37,732	59,513	48,748	60,771	59,544
Average Daily Financial Volume (US$ ’000)	622	961	820	988	1,001
Average Price (US$ / ADRs)	16.5	16.1	16.8	16.3	16.8

Total[3]
Average Daily Volume ( ’000 shares)	93,461	138,202	107,403	123,202	144,282
Average Daily Financial Volume (R$ ’000)	3,340	5,293	3,877	4,348	6,426

[1] Calculated based on the weighted average price in the period
[2] 1 ADR = 1 preferred share
[3] Total = BOVESPA + NYSE
[4] Adjusted retroactively for the stock dividend in February 2005

All financial information is presented according to the accounting principles of the Brazilian Corporate Legislation (BR GAAP). All figures are expressed in Brazilian reais, except for the amounts on page 18, which are expressed in US dollars and were obtained using the average rate of exchange (commercial dollar rate) for the corresponding periods.

For additional information please contact:
Investor Relations Department - Ultrapar Participações S.A.
(55 11) 3177-6695
invest@ultra.com.br
www.ultra.com.br

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	SEP	SEP	JUN

	2006	2005	2006

ASSETS
Cash and cash equivalents	1,061.3	636.3	1,111.4
Trade accounts receivable	390.8	362.2	355.6
Inventories	168.3	189.0	197.2
Other	143.4	105.8	130.0

Total Current Assets	1,763.8	1,293.3	1,794.2

Investments	31.0	32.3	33.0
Property, plant and equipment	1,113.8	1,056.5	1,089.2
Deferred charges	107.8	100.7	107.1
Long term investments	540.9	359.5	522.4
Other long term assets	177.4	136.4	171.6

Total Long Term Assets	1,970.9	1,685.4	1,923.3

TOTAL ASSETS	3,734.7	2,978.7	3,717.5

LIABILITIES
Loans and financing	120.9	131.4	120.3
Debentures	3.1	4.4	15.3
Suppliers	81.1	68.1	90.0
Payroll and related charges	79.3	74.5	66.9
Taxes	22.2	19.5	21.7
Other accounts payable	29.3	22.1	19.8

Total Current Liabilities	335.9	320.0	334.0

Loans and financing	1,036.1	385.8	1,036.1
Debentures	300.0	300.0	300.0
Income and social contribution taxes	25.0	33.1	24.7
Other long term liabilities	47.2	61.4	49.3

Total Long Term Liabilities	1,408.3	780.3	1,410.1

TOTAL LIABILITIES	1,744.2	1,100.3	1,744.1

STOCKHOLDERS' EQUITY
Capital	946.0	946.0	946.0
Capital reserve	0.5	0.3	0.4
Revalution reserves	13.5	15.3	14.2
Profit reserves	828.1	685.5	829.1
Retained earnings	169.2	201.4	151.8

Total Stockholders' Equity	1,957.3	1,848.5	1,941.5

Minority Interests	33.2	29.9	31.9

TOTAL STOCKHOLDERS' EQUITY & M.I.	1,990.5	1,878.4	1,973.4

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	3,734.7	2,978.7	3,717.5

Cash and Long term investments	1,602.2	995.8	1,633.8
Debt	1,460.1	821.6	1,471.7

Net cash (debt)	142.1	174.2	162.1

     ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED STATEMENT OF INCOME
In millions of reais (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	SEP	SEP	JUN	SEP	SEP

	2006	2005	2006	2006	2005

Net sales and services	1,295.2	1,229.3	1,197.4	3,590.3	3,568.3

Cost of sales and services	(1,029.9)	(1,009.7)	(960.7)	(2,889.3)	(2,838.9)

Gross profit	265.3	219.6	236.7	701.0	729.4

Operating expenses
Selling	(51.3)	(48.5)	(47.6)	(144.9)	(138.6)
General and administrative	(72.0)	(60.9)	(69.2)	(205.0)	(177.0)
Depreciation and amortization	(30.8)	(31.6)	(30.5)	(91.9)	(94.3)

Other operating income (expenses)	0.7	0.5	0.5	1.8	1.0

Income before equity and financial
results	111.9	79.1	89.9	261.0	320.5

Financial results	(2.9)	(2.7)	22.4	31.9	(28.2)
Financial income	43.5	31.5	40.1	117.3	71.4
Financial expenses	(41.2)	(27.8)	(40.2)	(113.7)	(79.9)
Taxes on financial activities	(5.2)	(6.4)	22.5	28.3	(19.7)
Equity in earnings (losses) of affiliates
Affiliates	0.1	(0.1)	0.6	0.7	1.3

Nonoperating income (expense)	(7.7)	(0.7)	(11.1)	(20.9)	(3.2)

Income before taxes and profit sharing	101.4	75.6	101.8	272.7	290.4

Provision for income and social contribution tax	(26.6)	(22.7)	(31.9)	(81.5)	(85.2)
Benefit of tax holidays	15.3	15.3	19.4	46.1	54.7

Income before minority interest	90.1	68.2	89.3	237.3	259.9

Minority interest	(1.3)	(1.0)	(1.2)	(3.6)	(2.4)

Net Income	88.8	67.2	88.1	233.7	257.5

EBITDA	158.2	126.8	136.0	400.8	459.5
Depreciation and amortization	46.3	47.7	46.1	139.8	139.0
Investments	78.1	51.9	80.9	213.4	159.1

RATIOS

Earnings / share - R$	1.09	0.83	1.08	2.87	3.23

Net debt / Stockholders' equity	Na	Na	Na
Net debt / LTM EBITDA	Na	Na	Na
Net interest expense / EBITDA	0.02	0.02	Na	Na	0.06
Gross margin	20%	18%	20%	20%	20%
Operating margin	9%	6%	8%	7%	9%
EBITDA margin	12%	10%	11%	11%	13%

     ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED CASH FLOW STATEMENT
In millions of reais - Accounting practices adopted in Brazil

	SEP

	2006	2005

Cash Flows from operating activities	356.2	390.5
Net income	233.7	257.5
Minority interest	3.6	2.4
Depreciation and amortization	139.8	139.0
Working capital	(57.9)	(6.9)
Financial expenses (A)	43.0	19.7
Deferred income and social contribution taxes	(15.9)	(20.0)
Other (B)	9.9	(1.2)

Cash Flows from investing activities	(213.4)	(159.1)
Additions to property, plant, equipment and deferred charges (C)	(212.2)	(159.1)
Acquisition of minority interests (including treasury shares)	(1.2)	-

Cash Flows from (used in) financing activities	(164.2)	167.3
Short term debt, net	(204.9)	(299.1)
Issuances	192.6	554.3
Related companies	(2.0)	(5.8)
Dividends paid (D)	(149.9)	(129.3)
Increase of capital	-	47.2

Net increase (decrease) in cash and cash equivalents	(21.4)	398.7

Cash and cash equivalents at the beginning of the period (E)	1,623.6	597.1

Cash and cash equivalents at the end of the period (E)	1,602.2	995.8

Supplemental disclosure of cash flow information
Cash paid for interest (F)	74.5	47.8
Cash paid for taxes on income (G)	24.0	18.8

(A)	Not including financial income. Comprised basically of financial expenses, in particular, exchange variations.
(B)	Comprised mainly cost of permanent asset sold and noncurrent assets and liabilities net.
(C)	Included ICMS on the Property, plant and equipment according to Law Complemental no. 102/2000.
(D)	Including dividends paid by Ultrapar and its subsidiaries.
(E)	Included Long term investments.
(F)	Included in cash flow used in financing activities.
(G)	Included in cash flow from operating activities.

ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	SEP	SEP	JUN

	2006	2005	2006

OPERATING ASSETS
Trade accounts receivable	167.6	164.5	161.2
Inventories	27.6	43.0	43.2
Other	11.5	22.7	10.3
Property, plant & equipment	399.0	426.0	406.3
Deferred charges	79.1	72.1	75.9

TOTAL OPERATING ASSETS	684.8	728.3	696.9

OPERATING LIABILITIES
Suppliers	28.8	18.3	29.4
Payroll and related charges	41.6	36.2	35.6
Taxes	5.0	2.7	4.1
Other accounts payable	1.1	4.8	1.9

TOTAL OPERATING LIABILITIES	76.5	62.0	71.0

     ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	SEP	SEP	JUN	SEP	SEP

	2006	2005	2006	2006	2005

Net sales	817.0	772.2	781.1	2,292.3	2,178.2

Cost of sales and services	(673.3)	(675.1)	(652.3)	(1,919.2)	(1,888.9)

Gross profit	143.7	97.1	128.8	373.1	289.3

Operating expenses
Selling	(28.9)	(24.9)	(27.9)	(81.2)	(70.9)
General and administrative	(25.5)	(19.0)	(23.3)	(70.3)	(57.5)
Depreciation and amortization	(28.3)	(29.4)	(28.3)	(84.8)	(87.7)

Other operating results	(0.1)	(0.1)	0.1	0.5	(0.2)

EBIT	60.9	23.7	49.4	137.3	73.0

EBITDA	89.2	53.1	77.6	222.1	160.7
Depreciation and amortization	28.3	29.4	28.3	84.8	87.7

RATIOS

Gross margin	18%	13%	16%	16%	13%
Operating margin	7%	3%	6%	6%	3%
EBITDA margin	11%	7%	10%	10%	7%

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	SEP	SEP	JUN

	2006	2005	2006

OPERATING ASSETS
Trade accounts receivable	208.6	175.9	175.5
Inventories	137.4	143.0	150.3
Other	87.3	29.6	78.8
Property, plant & equipment	502.5	422.9	476.0
Deferred charges	12.4	8.1	14.3

TOTAL OPERATING ASSETS	948.2	779.5	894.9

OPERATING LIABILITIES
Suppliers	48.9	42.6	56.7
Payroll and related charges	28.3	28.3	22.5
Taxes	13.5	9.3	8.2
Other accounts payable	2.1	17.8	1.6

TOTAL OPERATING LIABILITIES	92.8	98.0	89.0

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	SEP	SEP	JUN	SEP	SEP

	2006	2005	2006	2006	2005

Net sales	434.6	409.4	370.4	1,162.4	1,255.9

Cost of goods sold
Variable	(296.2)	(272.2)	(250.9)	(790.0)	(773.6)
Fixed	(27.2)	(27.8)	(24.6)	(78.7)	(77.7)
Depreciation and amortization	(9.3)	(8.7)	(9.3)	(28.0)	(25.6)

Gross profit	101.9	100.7	85.6	265.7	379.0

Operating expenses
Selling	(22.2)	(23.5)	(20.5)	(63.9)	(67.6)
General and administrative	(30.9)	(27.0)	(28.8)	(85.6)	(80.5)
Depreciation and amortization	(2.0)	(2.0)	(2.0)	(6.0)	(5.7)

Other operating results	0.6	0.7	0.6	1.2	1.5

EBIT	47.4	48.9	34.9	111.4	226.7

EBITDA	58.8	59.6	46.2	145.5	258.0

Depreciation and amortization	11.4	10.7	11.3	34.1	31.3

RATIOS

Gross margin	23%	25%	23%	23%	30%
Operating margin	11%	12%	9%	10%	18%
EBITDA margin	14%	15%	12%	13%	21%

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	SEP	SEP	JUN

	2006	2005	2006

OPERATING ASSETS
Trade accounts receivable	19.7	23.7	23.7
Inventories	3.3	3.1	3.7
Other	6.3	5.3	7.3
Property, plant & equipment	203.0	197.4	197.7
Deferred charges	9.2	7.5	8.5

TOTAL OPERATING ASSETS	241.5	237.0	240.9

OPERATING LIABILITIES
Suppliers	8.3	8.9	8.4
Payroll and related charges	9.3	10.0	8.8
Taxes	2.1	3.0	3.7
Other accounts payable	-	2.0	-

TOTAL OPERATING LIABILITIES	19.7	23.9	20.9

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	SEP	SEP	JUN	SEP	SEP

	2006	2005	2006	2006	2005

Net sales	55.3	61.6	58.7	172.1	174.4

Cost of sales and services	(35.6)	(39.8)	(36.5)	(110.1)	(113.4)

Gross profit	19.7	21.8	22.2	62.0	61.0

Operating expenses
Selling	(0.3)	-	0.9	0.2	-
General and administrative	(17.1)	(16.5)	(18.4)	(53.4)	(43.5)
Depreciation and amortization	(0.1)	(0.1)	(0.2)	(0.4)	(0.3)

Other operating results	0.1	-	-	0.1	(0.2)

EBIT	2.3	5.2	4.5	8.5	17.0

EBITDA	8.7	12.5	10.9	28.9	36.3
Depreciation and amortization	6.4	7.3	6.4	20.4	19.3

RATIOS

Gross margin	36%	35%	38%	36%	35%
Operating margin	4%	8%	8%	5%	10%
EBTIDA margin	16%	20%	19%	17%	21%

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED INCOME STATEMENT
In millions of US dollars (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	SEP	SEP	JUN	SEP	SEP

(US$ millions)	2006	2005	2006	2006	2005

Net sales
Ultrapar	596.5	524.7	548.0	1,643.8	1,429.3
Ultragaz	376.3	329.6	357.5	1,049.5	872.5
Oxiteno	200.2	174.7	169.5	532.2	503.0
Ultracargo	25.5	26.3	26.9	78.8	69.9

EBIT
Ultrapar	51.5	33.8	41.1	119.5	128.4
Ultragaz	28.0	10.1	22.6	62.9	29.2
Oxiteno	21.8	20.9	16.0	51.0	90.8
Ultracargo	1.1	2.2	2.1	3.9	6.8

Operating margin
Ultrapar	9%	6%	8%	7%	9%
Ultragaz	7%	3%	6%	6%	3%
Oxiteno	11%	12%	9%	10%	18%
Ultracargo	4%	8%	8%	5%	10%

EBITDA
Ultrapar	72.9	54.1	62.2	183.5	184.1
Ultragaz	41.1	22.7	35.5	101.7	64.4
Oxiteno	27.1	25.4	21.2	66.6	103.3
Ultracargo	4.0	5.3	5.0	13.2	14.5

EBITDA margin
Ultrapar	12%	10%	11%	11%	13%
Ultragaz	11%	7%	10%	10%	7%
Oxiteno	14%	15%	12%	13%	21%
Ultracargo	16%	20%	19%	17%	21%

Net income
Ultrapar	40.9	28.7	40.3	107.0	103.1

Net income / share (US$)	0.50	0.35	0.50	1.32	1.29

     ULTRAPAR PARTICIPAÇÕES S/A
LOANS, DEBENTURES, CASH AND MARKETABLE SECURITIES
In millions of reais - Accounting practices adopted in Brazil

Loans and debentures	Balance in September/2006					Index/	Interest Rate %		Maturity and
						Currency (*)	Minimum	Maximum	Amortization Schedule
	Ultragaz	Oxiteno	Ultracargo	Ultrapar Holding	Ultrapar Consolidated
Foreign Currency

Sindicated loan	-	132.3	-	-	132.3	US$	5.1	5.1	Semiannually to 2008
Financings for Property Plant & Equipment	-	13.8	-	-	13.8	MX$ + TIIE (*)	1.3	2.0	Semiannually to 2011
Working capital loan	-	2.5	-	-	2.5	MX$ + TIIE (*)	1.0	1.0	Monthly to 2006
Export prepayment, net of linked operations	-	11.0	-	-	11.0	US$	6.2	6.2	Semiannually to 2008
Foreign financing	-	26.1	-	-	26.1	US$ + LIBOR	2.0	2.0	Semiannually to 2009
Notes	688.3	-	-	-	688.3	US$	7.3	9.0	Semiannually to 2020
National Bank for Economic	10.5	1.1	3.5	-	15.1	UMBNDES(*)	8.9	10.6	Monthly to 2011
and Social Development - BNDES	0.2	3.2	0.8	-	4.2	US$	7.9	11.1	After Nov/06, monthly until 2012
Advances on Foreign Exchange Contracts	-	2.6	-	-	2.6	US$	5.3	5.8	Maximum of 60 days

Subtotal	699.0	192.6	4.3	-	895.9

Local Currency

National Bank for Economic	60.7	48.9	50.8	-	160.4	TJLP (*)	1.5	4.9	Monthly to 2012
and Social Development - BNDES	-	6.8	-	-	6.8	IGP-M (*)	6.5	6.5	Semiannually to 2008
Agency for Financing Machinery and Equipment (FINAME)	0.7	13.1	30.1	-	43.9	TJLP (*)	2.5	4.9	Monthly to 2011
Research and projects financing (FINEP)	-	49.6	-	-	49.6	TJLP (*)	(2.0)	5.0	Monthly to 2013
Debentures	-	-	-	303.1	303.1	CDI (*)	102.5	102.5	Semiannually to 2008
Other	-	-	0.4	-	0.4	-	-	-

Subtotal	61.4	118.4	81.3	303.1	564.2

Total	760.4	311.0	85.6	303.1	1,460.1

Composition per Annum

Up to 1 Year	49.7	47.9	23.3	3.1	124.0
From 1 to 2 Years	20.7	175.4	23.8	300.0	519.9
From 2 to 3 Years	14.5	60.9	22.3	-	97.7
From 3 to 4 Years	1.3	15.0	12.8	-	29.1
Thereafter	674.2	11.8	3.4	-	689.4

Total	760.4	311.0	85.6	303.1	1,460.1

(*) TJLP - Long Term Interest Rate / IGPM - Market General Price Index / UMBNDES - BNDES Basket of Currencies / TIIE - Interbank Interest Rate Even / CDI - interbank deposit rate

	Balance in September/2006

				Ultrapar		Ultrapar
	Ultragaz	Oxiteno	Ultracargo	Holding	Other	Consolidated

Cash and Long term investments	86.1	1,186.2	33.8	295.8	0.3	1,602.2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.
Date:	November 08, 2006

		By:	/s/ Fábio Schvartsman

			Name:	Fábio Schvartsman
			Title:	Chief Financial and Investor Relations Officer

(3rd quarter 2006 Earnings Results, November 8, 2006)